Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

EMX ROYALTY CORPORATION (“EMX” or the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

July 10, 2018

Item 3.	News Release

A news release dated July 11, 2018 was disseminated through the facilities of Newsfile Corp. and filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

The Company announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,620,000 incentive stock options, exercisable at a price of $1.30 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company. The Company has also granted discretionary bonuses through the issuance of an aggregate of 230,630 common shares to various officers, employees and consultants.

Item 5.	Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release dated July 11, 2018.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Marien Segovia, Corporate Secretary
Phone: 604-688-6390
Email: msegovia@EMXRoyalty.com

Item 9.	Date of Report:

July 11, 2018

NEWS RELEASE

EMX Royalty Announces Stock Option and Share Grants

Vancouver, British Columbia, July 11, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,620,000 incentive stock options, exercisable at a price of $1.30 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

In addition, the Company has granted discretionary bonuses through the issuance of an aggregate of 230,630 common shares to various officers, employees and consultants, subject to any applicable stock exchange approvals and vesting requirements.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXRoyalty.com	Email: SClose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three month period that ended on March 31, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com